Exhibit 4.12
AMENDMENT
FOR
LEASE AGREEMENT FOR OFFICE BUILDINGS
This Amendment made and entered into by and between
Fresenius AG

– Landlord –
and

Fresenius Medical Care Deutschland GmbH, Bad Homburg v.d.H.
– Tenant –
      Whereas, as part of the formation of Fresenius Medical Care in 1996, the Landlord and the Tenant (hereinafter together referred to as “the Parties”) entered into a Lease Agreement for Office Buildings for the leased space in Bad Homburg, Daimler Strasse 15, on September 30, 1996 (hereinafter referred to as “the Lease Agreement”);
      Whereas, the Lease Agreement, as amended from time, to time had a 10-year term and shall terminate December 31, 2006;
      Whereas, by executing a Memorandum of Understanding, dated September 26, 2006, the Parties have already expressed their mutual desire to renew the Lease Agreement on comparable terms for a new term of 10 years;
      Now, Therefore, the Parties hereto agree as follows:
      Section 1.          Term and Termination.
      By this Amendment Article 2, Section 1 of the Lease Agreement shall read as follows:

1.	The lease relationship shall be renewed for a term of 10 years. Therefore, the Lease Agreement shall terminate December 31, 2016.
Section 2.          Escalator Clause.
      By this Amendment Article 6 of the Lease Agreement shall read as follows:
      In the event that the Consumer-Price-Index for Germany determined by the Federal Statistical Office (Basis 2000 = 100) increases or decreases (in percent) in relation to its state as of December 2006, the rent shall be changed in the same proportion.
      An adjustment shall, in each case, be made as if January 1st, of the year in accordance with the state of the index in December of the preceding year.
      The Landlord shall be responsible for obtaining the authorization of the respective “Bundesamt für Wirtschaft und Ausfuhrkontrolle”, as far as legally required.
Section 3.          Others.
      As by this Amendment the Lease Agreement is prolonged, the Parties agree that the Landlord shall not be entitled to a lump sum compensation as set forth in Article 2, Section 3 of the Lease Agreement. Notwithstanding

the modifications stipulated by this Amendment all other provisions of the Lease Agreement remain unchanged; this relates especially to the rent as set forth in Article 3, Section 1 of the Lease Agreement, as amended from time to time in the past due to the previous Escalator Provision as set forth in Article 6 of the Lease Agreement.
Section 4.          Governing Law.
      This agreement shall be governed by the laws of the Federal Republic of Germany.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on December 19, 2006

Fresenius AG Landlord	Fresenius Medical Care Deutschland GmbH Tenant

ppa. Dr. Karl-Dieter Schwab	Dr. Emanuele Gatti

ppa. Dr. Dietmar Blumenhagen	ppa. Dr. Rainer Runte

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